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As filed with the Securities and Exchange Commission on December 18, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

POLYMER GROUP, INC.
(Name of applicant)

4838 Jenkins Avenue
North Charleston, South Carolina 29405
(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
10% Convertible Subordinated Notes due 2006	Up to a maximum aggregate principal amount of $50,000,000

Approximate date of proposed public offering: February 10, 2003

James G. Boyd
Executive Vice President and Chief Financial Officer
Polymer Group, Inc.
4838 Jenkins Avenue
North Charleston, South Carolina 29405
(843) 566-7293
(Name and address of agent for service)

With a copy to:

H. Kurt von Moltke
Kirkland & Ellis
AON Building
200 East Randolph Drive
Chicago, Illinois 60601
(312) 861-2000

GENERAL

1.    GENERAL INFORMATION.

  (a)
  The Applicant, Polymer Group, Inc. (the "Company"), is a corporation.

  (b)
  The Company was organized under the laws of the State of Delaware.

2.    SECURITIES ACT EXEMPTION APPLICABLE.

        Upon the terms set forth in the Company's Amended Modified Plan of Reorganization, filed in the United States Bankruptcy Court for the District of South Carolina and dated November 27, 2002 (the "Plan"), the Company is offering to issue up to $50,000,000 of its 10% Convertible Subordinated Notes due 2006 (the "New Notes") under an indenture (the "New Notes Indenture") to be qualified hereby to holders of the subscription rights (the "Subscription Rights"), which are being issued to holders of certain of the Company's general unsecured claims pursuant to the Plan, who exercise their subscription rights to purchase a pro share of the New Notes.

        The Company is relying upon the exemption from the registration requirements of the Securities Act of 1933 provided by Section 1145(a)(1) or, in the alternative, Section 1145(a)(2) of Title 11 of the United States Code (the "Bankruptcy Code") for the issuance of the New Notes. The Company's issuance of the New Notes qualifies for the exemption under Section 1145(a)(1) of the Bankruptcy Code because it will issue the New Notes under the Plan principally in exchange for a claim against the Company and partly for cash. In the alternative, the Company's issuance of the New Notes qualifies for the exemption under Section 1145(a)(2) of the Bankruptcy Code because it will issue the New Notes upon exercise of the Subscription Rights the issuance of which qualified for an exemption from the registration requirements of the Securities Act of 1933 under Section 1145(a)(1) of the Bankruptcy Code.

AFFILIATIONS

3.    AFFILIATES.

        (a)  Set forth below is a list of all of the Company's subsidiaries, all of which are wholly-owned, directly or indirectly, by the Company unless otherwise indicated.

    PGI Polymer, Inc.
    PGI Europe, Inc.
    Chicopee, Inc.
    Chicopee Holdings B.V.
    PGI Nonwovens BV
    FiberTech Group, Inc.
    PGI Neunkirchen GmbH
    Technetics Group, Inc.
    Fibergol Corporation
    Bonlam S.A. de C.V.
    Bonlam Holdings BV
    Bonlam Andina Ltd
    Fabrene Group, Inc.
    Fabrene Inc.
    Fabrene Corp.
    Fabrene Group LLC
    PNA Corp.
    FNA Polymer Corp.

    FNA Acquisition, Inc.
    DT Acquisition Inc.
    Loretex Corporation
    Dominion Textile (USA) Inc.
    Dominion Textile Mauritius
    Nordlys S.A.S.
    Nordlys UK Ltd.
    Geca Tapes B.V.
    Albuma S.A.S.
    Poly-Bond Inc.
    159422 Canada Inc.
    FabPro Oriented Polymers, Inc.
    Pemtech Builders Inc.
    PGI Nonwovens Mauritius, Ltd.
    Vateks Tekstil Sanayi ve Ticaret A.S. (80% owned)
    Nanhai Nanxin Non-Woven Co. Ltd. (80% owned)
    PGI Nonwovens A.B.
    Dominion Nonwovens Sudamerica S.A. (60% owned)
    PGI Asset Management Company
    PGI Servicing Company
    DIFCO Performance Fabrics, Inc.
    St. Lawrence Corporation (50% owned)
    Bonlam (S.C.), Inc.
    PolyIonix Separation Technologies, Inc.
    Pristine Brands Corporation

        (b)  Certain directors and executive officers of the Company may be deemed to be "affiliates" of the Company by virtue of their positions with the Company. See Item 4, "Directors and Executive Officers." In addition, Jerry Zucker, James G. Boyd, The InterTech Group, Inc. and Golder, Thoma, Cressey Fund III Limited Partnership have entered into an agreement providing for the election of directors.

MANAGEMENT AND CONTROL

4.    DIRECTORS AND EXECUTIVE OFFICERS.

        The following table lists the names of all directors and executive officers of the Company and all offices with the Company held by such persons. Except as otherwise noted below, the address for each director and executive officer listed below is c/o Polymer Group, Inc., 4838 Jenkins Avenue, North Charleston, SC 29405.

Name	Office
Jerry Zucker	Chairman, President, Chief Executive Officer and Director
James G. Boyd	Executive Vice President, Chief Financial Officer and Director
Bruce V. Rauner(1)	Director
David A. Donnini(1)	Director
Duncan M. O'Brien, Jr.(2)	Director
L. Glenn Orr, Jr.(3)	Director
James L. Schaeffer	Executive Vice President and President and Chief Operating Officer, Nonwovens
S. Grant Reeves	Vice President and Chief Operating Officer, Oriented Polymers Division
Thomas E. Phillips	Senior Vice President, Nonwovens
Rolf J. Altdorf	Vice President—Europe, Nonwovens
Richard L. Ferencz	Group Vice President—Asia and Engineering, Nonwovens

(1)
The business address of this person is c/o GTCR Golder Rauner, LLC, 6100 Sears Tower, Chicago, IL 60606-6402.

(2)
The business address of this person is c/o Crescendo Capital Partners, LLC, 300 West 11th Street, Kansas City, MO 64105.

(3)
The business address of this person is 110 S. Stratford Road, Suite 402 Winston-Salem, NC 27103.

5.    PRINCIPAL OWNERS OF VOTING SECURITIES.

        (a)  The following table sets forth certain information regarding each person known by the Company to beneficially own 10% or more of the Company's voting securities as of December 11, 2002.

Col. A Name and Complete Mailing Address	Col. B Title of Class Owned	Col. C Amount Owned(1)	Col. D Percentage of Voting Securities Owned(2)
Jerry Zucker(3)(4)	Common stock	8,187,247	25.5%
James G. Boyd(4)(5)	Common Stock	5,069,268	15.8%
The InterTech Group, Inc.(4)(6)	Common Stock	4,088,568	12.8%
Golder, Thoma, Cressey Fund III Limited Partnership(4)(7)	Common Stock	5,627,176	17.6%
Bruce V. Rauner(8)	Common Stock	5,639,676	17.6%

(1)
Each holder has sole voting and investment power with respect to the shares listed unless otherwise indicated. The number of shares includes shares of common stock subject to options exercisable within 60 days of November 4, 2002.

(2)
Shares subject to options exercisable within 60 days of November 4, 2002 are considered outstanding for the purpose of determining the percentage of the class held by the holder of such options, but not for the purpose of computing the percentage held by others.

(3)
Includes 3,819,058 shares held by Mr. Zucker (including 155,000 shares subject to options exercisable within 60 days), 7,080 held by Mr. Zucker's wife, 10,890 held in trust for Mr. Zucker's children, 4,088,568 shares held by The InterTech Group, Inc. ("InterTech") and 261,651 shares held by FTG, Inc. ("FTG"). Mr. Zucker is Chairman, Chief Executive Officer and President of InterTech and FTG, and as a result may be deemed to have voting and dispositive power over the shares held by InterTech and FTG.

(4)
Each of these parties has entered into an agreement providing for the election of directors. Each such party disclaims beneficial ownership of shares of common stock owned by the other parties.

(5)
Includes 719,049 shares held by Mr. Boyd (including 92,500 shares subject to options exercisable within 60 days), 4,088,568 shares held by InterTech, 261,651 shares held by FTG. Mr. Boyd is Executive Vice President, Secretary and Treasurer of InterTech and FTG.

(6)
The address of InterTech is 4838 Jenkins Avenue, North Charleston, SC 29405.

(7)
All of the reported shares are held by GTC Fund III, of which Golder, Thoma, Cressey & Rauner, L.P. is the general partner. Mr. Rauner is a general partner of Golder, Thoma, Cressey & Rauner, L.P., but disclaims beneficial ownership of such shares. The address of GTC Fund III is c/o Golder, Thoma, Cressey, Rauner, Inc., 6100 Sears Tower, Chicago, IL 60606-6402.

(8)
Includes 12,500 shares subject to option.

        (b)  The Company expects that upon consummation of the Plan Matlin Patterson Global Opportunities Partners, L.P. ("GOF"), 11 Madison Avenue, New York, NY 10010, will own in excess of 50% of the Company's voting securities.

UNDERWRITERS

6.    UNDERWRITERS.

        (a)  Within the three years prior to the date of the filing of this application, no person acted as an underwriter of any securities of the Company which were outstanding as of the date of this application.

        (b)  No person is acting as principal underwriter of the securities proposed to be offered pursuant to the New Notes Indenture.

CAPITAL SECURITIES

7.    CAPITALIZATION.

        (a)  The following table sets forth certain information with respect to each authorized class of securities of the Company:

Col. A Title of Class	Col. B Amount Authorized	Col. C Amount Outstanding
8 3/4% Series B Senior Subordinated Notes due 2008	$200,000,000	$208,320,703
9% Series B Senior Subordinated Notes due 2007	$400,000,000	$425,365,625
Series Preferred Stock, par value $.01 per share	10,000,000	0
Common Stock, par value $.01 per share	100,000,000	32,004,200
Non-voting Common Stock, par value $.01 per share	3,000,000	0

        (b)  The Company's Common Stock is its only class of voting securities. Each share of the Company's Common Stock is entitled to one vote.

INDENTURE SECURITIES

8.    ANALYSIS OF INDENTURE PROVISIONS.

        The New Notes will be subject to the New Notes Indenture between the Company, the guarantors of the New Notes and Wilmington Trust Company, as trustee (the "Trustee"). The following is an analysis of the New Notes Indenture provisions required under Section 305(a) of the Trust Indenture Act of 1939, as amended. The analysis set forth in this Item 8 is qualified in its entirety be reference to the form of indenture filed as Exhibit T3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the New Note Indenture.

        (a)    Events of Default; Withholding of Notice of Default

        The occurrence of any of the following will be defined as an "Event of Default" under the New Notes Indenture: (a) failure to pay principal of (or premium, if any, on) any New Note when due (whether or not prohibited by the provisions of the New Notes Indenture; (b) failure to pay any interest on any New Note when due, continued for 45 days or more (whether or not prohibited by the provisions of the New Notes Indenture); (c) default in the payment of principal of or interest on any New Note required to be purchased pursuant to any Offer to Purchase required by the New Notes Indenture when due and payable or failure to pay on the Purchase Date the Purchase Price for any New Note validly tendered pursuant to any Offer to Purchase required by the New Notes Indenture (whether or not prohibited by the provisions of the New Notes Indenture); (d) failure to perform or comply with certain covenants regarding mergers or sales of assets; (e) failure to perform any other covenant, warranty or agreement of the Company under the New Notes Indenture or in the New Notes or of the Guarantors under the New Notes Indenture or in the Guarantees continued for 45 days or more after written notice to the Company by the Trustee or Holders of at least 25% in aggregate principal amount of the outstanding New Notes; (f) default or defaults under the terms of one or more instruments evidencing or securing Indebtedness of the Company or any of its Restricted Subsidiaries having an outstanding principal amount of $50.0 million or more individually or in the aggregate that has resulted in the acceleration of the payment of such Indebtedness or failure by the Company or any of its Restricted Subsidiaries to pay principal of at least $50.0 million when due at the stated maturity of any such Indebtedness and such default or defaults shall have continued after any applicable grace period and shall not have been cured or waived within 10 days after the occurrence thereof; (g) the rendering of a final judgment or judgments (not subject to appeal) against the Company or any of its Restricted Subsidiaries in an amount of $100.0 million or more (net of any amounts covered by reputable and creditworthy insurance companies) which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired; (h) certain events of bankruptcy, insolvency or reorganization affecting the Company or any of its Significant Restricted Subsidiaries; or (i) other than as provided in or pursuant to any Guarantee or the New Notes Indenture, the Guarantee of any Guarantor that constitutes a Significant Restricted Subsidiary ceases to be in full force and effect or is declared null and void and unenforceable or found to be invalid or any Guarantor that is a Significant Restricted Subsidiary denies its liability under its Guarantee (other than by reason of a release of such Guarantor from its Guarantee in accordance with the terms of the New Notes Indenture and such Guarantee).

        If an Event of Default with respect to the New Notes (other than an Event of Default with respect to the Company described in clause (h) of the preceding paragraph) occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding New Notes, by notice in writing to the Company may declare the unpaid principal of (and premium, if any) and accrued interest to the date of acceleration on all the outstanding New Notes to be due and payable immediately and, upon any such declaration, such principal amount (and premium, if any) and accrued interest, notwithstanding anything contained in the New Notes Indenture or the New Notes to the contrary, will become immediately due and payable; provided, however, that so long as the Restructured Credit Facility shall be in full force and effect, if an Event of Default shall have occurred and be continuing (other than an Event of Default with respect to the Company described in clause (h) of the second preceding paragraph), the New Notes shall not become due and payable until the earlier to occur of (x) five business days following delivery of written notice of such acceleration of the New Notes to the agent under the Restructured Credit Facility and (y) the acceleration (ipso facto or otherwise) of any Indebtedness under the Restructured Credit Facility. If an Event or Default specified in clause (h) of the preceding paragraph with respect to the Company occurs under the New Notes Indenture, the New Notes will ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of the New Notes.

        Any such declaration with respect to the New Notes may be annulled by the Holders of a majority in aggregate principal amount of the outstanding New Notes upon the conditions provided in the New Notes Indenture.

        The New Notes Indenture provides that the Trustee shall, within 30 days after the occurrence of any Default or Event of Default with respect to the New Notes outstanding, give the Holders of the New Notes thereof notice of all uncured Defaults or Events of Default thereunder known to it; provided, however, that, except in the case of a Default or an Event of Default in payment with respect to the New Notes or a Default or Event of Default in complying with certain covenants regarding mergers and sales of assets, the Trustee may withhold such notice if and so long as a committee of its trust officers in good faith determines that the withholding of such notice is in the interest of the Holders of the New Notes.

        (b)    Authentication and Delivery of New Notes; Application of Proceeds

        The New Notes may be signed by two Officers, by one Officer and an Assistant Secretary or by one Officer only if an Assistant Secretary attests. The signatures may be manual or by facsimile. A New Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Note. The signature shall be conclusive evidence that the New Note has been authenticated under the New Notes Indenture.

        There will be $50.0 million in proceeds from the issuance of the New Notes which will be applied to make a $50.0 payment of the Prepetition Credit Facility pursuant to the Plan.

        (c)    Release of Collateral

        The New Notes will be unsecured obligations of the Company.

        (d)    Satisfaction and Discharge

        The Company may terminate its and the Guarantors' substantive obligations in respect of the New Notes by delivering all outstanding New Notes to the Trustee for cancellation and paying all sums payable by it on account of principal of, premium, if any, and interest on all New Notes or otherwise. In addition to the foregoing, the Company may, provided that no Default or Event of Default has occurred and is continuing or would arise therefrom (or, with respect to a Default or Event of Default specified in clause (h) of "Events of Default" above, occurs at any time on or prior to the 91st calendar day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 91st day)) under the New Notes Indenture and provided that no default under any Senior Indebtedness would result therefrom, terminate its and the Guarantors' substantive obligations in respect of the New Notes (except for its obligations to pay the principal of (and premium, if any, on) and the interest on the New Notes and the Guarantors' Guarantee thereof) by (i) depositing with the Trustee, under the terms of an irrevocable trust agreement, money or United States Government Obligations sufficient (without reinvestment) to pay all remaining Indebtedness on such New Notes; (ii) delivering to the Trustee either an Opinion of Counsel or a ruling directed to the

Trustee from the Internal Revenue Service to the effect that the Holders of the New Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and termination of obligations; (iii) delivering to the Trustee an Opinion of Counsel to the effect that the Company's exercise of its option under this paragraph will not result in any of the Company, the Trustee or the trust created by the Company's deposit of funds pursuant to this provision becoming or being deemed to be an "investment company" under the Investment Company Act of 1940, as amended (the "Investment Act"); and (iv) complying with certain other requirements set forth in the New Notes Indenture. In addition, the Company may, provided that no Default or Event of Default has occurred and is continuing or would arise therefrom (or, with respect to a Default or Event of Default specified in clause (h) of "Events of Default" above, occurs at any time on or prior to the 91st calendar day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 91st day)) under the New Notes Indenture and provided that no default under any Senior Indebtedness would result therefrom, terminate all of its and the Guarantors' substantive obligations in respect of the New Notes (including its obligations to pay the principal of (and premium, if any, on) and interest on the New Notes and the Guarantors' Guarantee thereof) by (i) depositing with the Trustee, under the terms of an irrevocable trust agreement, money or United States Government Obligations sufficient (without reinvestment) to pay all remaining Indebtedness on the New Notes; (ii) delivering to the Trustee either a ruling directed to the Trustee from the Internal Revenue Service to the effect that the Holders of the New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and termination of obligations or an Opinion of Counsel addressed to the Trustee based upon such a ruling or based on a change in the applicable federal tax law since the date of the New Notes Indenture, to such effect; (iii) delivering to the Trustee an Opinion of Counsel to the effect that the Company's exercise of its option under this paragraph will not result in any of the Company, the Trustee or the trust created by the Company's deposit of funds pursuant to this provision becoming or being deemed to be an "investment company" under the Investment Act; and (iv) complying with certain other requirements set forth in the New Notes Indenture.

        The Company may make an irrevocable deposit pursuant to this provision only if at such time it is not prohibited from doing so under the subordination provisions of the New Notes Indenture or certain covenants in the Senior Indebtedness and the Company has delivered to the Trustee and any Paying Agent an Officers' Certificate to that effect.

        (e)    Evidence of Compliance with Conditions and Covenants

        The Company will deliver to the Trustee within 120 days after the end of the Company's fiscal year an officers' certificate stating that a review of the activities of the Company and its subsidiaries during such fiscal year has been made with a view to determining whether a Default or Event of Default has occurred and whether or not the signers know of any Default or Event of Default by the Company that occurred during such fiscal year. If they do know of such a Default or Event of Default, the certificate shall describe all such Defaults or Events of Default, their status and the action the Company is taking or proposes to take with respect thereto.

9.    OTHER OBLIGORS.

        Each of the wholly-owned, directly or indirectly, subsidiaries set forth in the list below are guarantors of the New Notes. The address for each such subsidiary is c/o Polymer Group, Inc., 4838 Jenkins Avenue, North Charleston, SC 29405.

  Guarantors:

    PGI Polymer, Inc.
    Polymer Europe, Inc.

    Chicopee, Inc.
    FiberTech Group, Inc.
    Technetics Group, Inc.
    Fibergol Corporation
    Fabrene Corp.
    Fabrene Group LLC
    PNA Corp.
    FNA Polymer Corp.
    FNA Acquisition, Inc.
    Loretex Corporation
    Dominion Textile (USA) Inc.
    Poly-Bond Inc.
    FabPro Oriented Polymers, Inc.
    PGI Asset Management Company
    PGI Servicing Company
    Pristine Brands Corporation
    PolyIonix Separation Technologies, Inc.
    Bonlam (S.C.), Inc.

        CONTENTS OF APPLICATION FOR QUALIFICATION.    This application for qualification comprises:

        (a)  Pages numbered 1 to 11, consecutively.

        (b)  The statement of eligibility and qualification of Wilmington Trust Company, as trustee, on Form T-1 under the indenture to be qualified.

        (c)  The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee.

Exhibit T3A	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form S-1, as amended (Registration File No. 333-02424))
Exhibit T3B	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Company's Registration Statement on Form S-1, as amended (Registration File No. 333-02424))
Exhibit T3C*	Form of the New Notes Indenture
Exhibit T3D	Not applicable.
Exhibit T3E-1*
Amended Modified Disclosure Statement for Joint Amended Modified Plan of Reorganization of Polymer Group, Inc. and its Affiliate Debtors (collectively, the "Debtors") under Chapter 11 of the Bankruptcy Code

Exhibit T3E-2*	Joint Amended Modified Plan of Reorganization of Polymer Group, Inc. and its Affiliate Debtors (collectively, the "Debtors") under Chapter 11 of the Bankruptcy Code
Exhibit T3E-3*	Ballot and Election Instruction form for accepting or rejecting Debtors Joint Amended Modified Plan of Reorganization
Exhibit T3E-4*	Master Ballot and Election Instruction form for accepting or rejecting Debtors Joint Amended Modified Plan of Reorganization
Exhibit T3E-5*	Supplemental Election Form
Exhibit T3E-6*	Supplemental Election in Connection with the Joint Amended Modified Plan of Reorganization of Polymer Group, Inc.
Exhibit T3E-7*	Notice of: (A) Hearing to Confirm Debtors' Joint Amended Modified Plan of Reorganization; (B) Objection and Voting Deadlines; and (C) Solicitation and Voting Procedures
Exhibit T3F*	Cross reference sheet

*
Filed herewith.

SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Polymer Group, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunder affixed and attested, all in the city of North Charleston, and State of South Carolina, on the 18th day of December, 2002.

(SEAL)			POLYMER GROUP, INC.
		By	/s/ JAMES G. BOYD Name: James G. Boyd Title: Executive Vice President and Chief Financial Officer
Attest:	/s/ CHARLOTTE CROSBY

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GENERAL
AFFILIATIONS
MANAGEMENT AND CONTROL
UNDERWRITERS
CAPITAL SECURITIES
INDENTURE SECURITIES
SIGNATURE